Via EDGAR

November 24, 2010

Mr. Joseph Cascarano
Mr. Jonathan Groff
Ms. Ivette Leon
Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:          LSI Industries Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
Filed September 8, 2010
Definitive Proxy Statement
Filed October 1, 2010
File No. 000-13375

Ladies and Gentlemen:

We have received and reviewed your letter dated November 17, 2010 related to the above-referenced filings of LSI Industries Inc. (“LSI” or the “Company”).  In accordance with your request, we have responded to each of the comments included in your letter.  Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments. This letter has been filed with the Commission as correspondence through EDGAR.

Form 10-K for the Year Ended June 30, 2010

Exhibits and Financial Statement Schedules, page 19

1.
We note that you generated 17% of your revenues in fiscal 2010 from a project with 7-Eleven.  Please disclose the material terms, and file as exhibits, your contracts or agreements with 7-Eleven.  See Item 601(b)(10) of Regulation S-K.

November 24, 2010

Response:

The Company respectfully submits to the staff that it does not consider its agreements relating to the project with 7-Eleven, Inc. (the “Customer”) to which you refer (the “Contracts”) to be those of the type required to be filed pursuant to Regulation S-K Item 601(b)(10), nor does the Company believe that the material terms of the Contracts are required to be disclosed.

The Company entered into the Contracts in its ordinary course of business and the Company’s business is not substantially dependent on the Contracts. See Regulation S-K Item 601(b)(10)(ii)(B). Specifically, the Contracts relate to a program in which the Company is replacing traditional canopy, site and sign lighting with solid-state LED lighting (the “Program”). See page F-1. The Company’s business focuses on developing and manufacturing lighting, graphics and related products, including the solid-state LED products in the Program. As such, the Contracts represent the kind of arrangements in which the Company regularly engages with its customers and are entered into the ordinary course of business.

Additionally, even though the Program accounted for a certain percentage of the Company’s revenues for fiscal 2010, the Company does not consider its business to be substantially dependent on the Contracts. The Company discloses that it expects to continue to make sales to the Customer pursuant to orders received for non-petroleum convenience stores to be converted primarily in the first nine months of fiscal year 2011. See page F-4. However, the Company cannot substantially depend on business from the Customer because sales of its products generally are cyclical in nature and are impacted by the capital investment decisions of customers generally which are, in turn, influenced by factors which may be beyond the Company’s control. While the Company has developed a close, long-standing relationship with the Customer, particularly through its offering of innovative products and high-quality services, including, but not limited to, programs similar to the Program, the Company has earned the confidence of other customers in other significant programs. BP, Chevron Texaco, ExxonMobil, Shell, Burger King, Dairy Queen, Taco Bell, Wendy’s, Best Buy, CVS Caremark, Target Stores, Wal-Mart Stores, Inc., Chrysler, Ford, General Motors, Nissan, and Toyota serve as examples of such other customers.

Going forward, we will continue to assess whether our business is substantially dependent upon any one contract such that an exhibit is required under Regulation S-K Item 601(b)(10), and if so, we will describe the material terms of such a contract in necessary detail in our disclosure.

Definitive Proxy Statement

Principal Shareholders, page 2

November 24, 2010

2.	Please also tell us why you aggregate the securities holdings of Messrs. Miller, Feeney and Kelly and report those holdings as a group in your Principal Shareholders and Directors and Executive Officers tables.

Response:

On July 22, 2009 the Company simultaneously entered into and consummated the transactions contemplated by a Purchase and Sale Agreement (the “Purchase Agreement”) with LSI Acquisition Inc., an Ohio corporation and wholly owned subsidiary of the Company (“Buyer”), ADL Technology Inc., an Ohio corporation (“ADL Technology”), ADL Engineering Inc., an Ohio corporation (“ADL Engineering”), Craig A. Miller, Kevin A. Kelly, and David T. Feeney (collectively, the “Shareholders”).  Pursuant to the Purchase Agreement, the Buyer acquired substantially all of the assets of each of ADL Engineering and ADL Technology (collectively, the “Acquired Companies”). The Company understands that the Shareholders were the sole equity owners of the Acquired Companies. The purchase price for the acquisition of the non-real estate assets of Acquired Companies consisted in part of 2,469,676 unregistered shares of LSI Common Stock, 1,372,062 of which were deposited pursuant to an escrow agreement. On or about July 22, 2009, the Shareholders reported their acquisition and ownership of such shares on one consolidated Schedule 13D report which included as an exhibit thereto a Joint Filing Agreement.

Executive Compensation, page 12

Annual Cash Incentives, page 16

3.
To the extent that performance goals you set going-forward include numerical targets, please disclose these targets.  In addition, please disclose all material personal and company goals considered in determining annual cash incentive awards.  See Item 402(b)(2)(v) of Regulation S-K.

Response:

In the event and to the extent that the Company going-forward sets performance goals including numerical targets, it will disclose such targets as required by Regulation S-K Item 402(b)(2)(v). The Company shall also disclose all material personal and Company goals considered in determining annual cash incentive awards as required by Regulation S-K Item 402(b)(2)(v). The Company respectfully notes that the bonus awards disclosed were discretionary and were based generally upon results achieved by the business as a whole without regard to specific personal and/or Company goals.

Summary Compensation Table, page 20

4.
In your response letter, please provide your analysis as to why you report your cash incentive awards in the Bonus column of your Summary Compensation Table, instead of reporting such awards in the Non-Equity  Incentive Plan Compensation column.  See Item 402(c)(2)(vii) of Regulation S-K, and Question 119.02 of the Compliance & Disclosure Interpretations (last updated September 17, 2010), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

November 24, 2010

Response:

The Company respectfully submits that the cash incentive awards reported in the Bonus column of the Summary Compensation Table are appropriately characterized as bonus payments and may, in fact, be mischaracterized if reported under the Non-equity Incentive Compensation Plan column. The Company understands from referenced Question 119.02 of the Compliance & Disclosure Interpretations (last updated September 17, 2010) that in order to be reported in the Non-equity Incentive Plan Compensation column (column (g)) pursuant to Item 402(c)(2)(vii), the bonus would have to be pursuant to a plan providing for compensation intended to serve as incentive for performance to occur over a specified period that does not fall within the scope of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. The Company also understands from the referenced Question that the outcome with respect to the relevant performance target must be substantially uncertain at the time the performance target is established and the target is communicated to the executives. As the cash awards disclosed were discretionary and were based generally upon results achieved by the business as a whole without regard to specific personal and/or Company goals and are not awarded in the context of the requirements described above, the Company does not believe that the bonus awards meet the criteria required to be reported in the Non-equity Incentive Compensation Plan column.

Going forward, we will continue to refer to Question 119.02 of the Compliance & Disclosure Interpretations (last updated September 17, 2010) in connection with our analysis with the appropriate reporting of our cash awards.

Corporate Governance, page 27

5.	Please also tell us how Mr. Gary P. Kreider meets the board independence standards set forth by NASDAQ rules.

Response:

The Company’s Board of Directors has affirmatively determined that Mr. Kreider meets the independence requirements of NASDAQ Listing Rule 5605(a)(2). Specifically, Mr. Kreider has none of the relationships that would preclude the Board from determining that he is independent. The Company notes that Mr. Kreider is a not a person who meets any of the definitions set forth in Rule 5605(a)(2)(A) through (F): (A) he has never been an employee of the Company; (B) he has never received compensation from the Company other than in connection with Board service; (C) none of his family members has been employed by the Company; (D) the Company has not made payments to Keating Muething & Klekamp (“KMK”) for legal services in excess of the greater of $200,000 or 5% of KMK’s consolidated gross revenues for any year; (E) neither he nor any of his family members has any compensation committee interlocking relationships; and (F) neither he nor any of his family members has any relationships with the Company’s outside auditor.

November 24, 2010

Company Acknowledgements

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. LSI appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 793-3200.

Sincerely, LSI INDUSTRIES INC.

By:	/s/ Ronald S. Stowell
Ronald S. Stowell
Vice President, Chief Financial Officer and Treasurer

cc:  F. Mark Reuter, Esq.